August 28, 2018

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549

Attention:	Courtney Lindsay
Celeste Murphy

Re:	Seven Stars Cloud Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 30, 2018 File No. 001-35561

Dear Ms. Murphy and Mr. Lindsay:

On behalf of Seven Stars Cloud Group, Inc., a Nevada corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission(the “Commission”) by letter (the “Comment Letter”) with respect to the Company’s above referenced Form 10-K (the “10-K”). Concurrently with the filing of this response letter, the Company is filing the 10-K. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the 10-K to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Form 10-K for the Fiscal Year Ended December 31, 2017

Overview, page 4

1.	We note that you are trying to establish “business ecosystem” based on a “7-3-2-1” approach. Please explain what your “business ecosystem” entails. Please also revise your disclosure to describe in plain-English your structural approach. For example, explain what the blockchain-based technology platforms and distribution networks are and how you plan to acquire and use them.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 4.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 28, 2018
Page Two

2.	We note that, beginning in 2017, you are aiming to become a “next generation Artificial-Intelligent (AI) & Blockchain-Powered, Fintech company.” Please describe in plain-English what services you plan to provide. Further expand your disclosure to discuss what those services will entail and how you plan to provide them.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 4.

Regulation, page 11

3.	Please expand your Regulations section to discuss laws and regulations that will be applicable to your planned Fintech business. Discuss which government entities enforce these laws and regulations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the current disclosure in the Regulations section is responsive to the Company’s business and as the Company launches and operates fintech businesses which involve additional regulations the Company will expand its regulatory disclosure accordingly.

Risk Factors, page 13

4.	To the extent your management’s experience is limited in your new line of business of providing the Fintech services you reference, please consider providing a risk factor to this effect.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 28

5.	Please provide the basis for which you describe DBOT as “a blockchain based alternative Trading System fully licensed by the SEC.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30 to acknowledge that DBOT is an SEC recognized Alternative Trading System. Per the SEC’s ATS List found here - https://www.sec.gov/foia/docs/atslist.htm, DBOT ATS, LLC is one of the listed ATS.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 28, 2018
Page Three

6.	Please provide a plain-English description of a “block chain based Alternative Trading System.” In this description, please expand on how block chain is incorporated or otherwise relevant to the trading system.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Our ability to make our products remain competitive, page 29

7.	Please expand your discussion of your consumer electronics e-commerce and smart supply chain management operations to include some background information on revenue arrangements and sales channels for electronics products and crude oil. Please make clear how your customers utilize, or benefit from, your products and services. We note your disclosure in the penultimate paragraph on page 4.

Response: In response to the Staff’s comment, the Company has added disclosure on page 33.

Revenues, page 31

8.	Please describe the growth drivers for your revenues from sales of electronics and crude oil products arising from the operation of your Engine 7 “Supply Chain Finance and Management for Vertical Products” which you referenced in your Prospectus Summary. Refer to Item 303(A)(3)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosure on page 35.

9.	Please also disclose the nature of revenue transactions with related parties amounting to $18.9 million as reported on page 26, including such other information deemed necessary to an understanding of the effects of the transactions on the financial statements.

Response: In response to Staff’s comment, the Company has added a table on page F-26.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 28, 2018
Page Four

Licensed Content, page 32

10.	It appears that your Legacy YOD revenues from licensed content have significantly decreased from $4.5 million in 2016 to $794,273 in 2017. Please tell us and disclose your assessment of the recoverability of the licensed content intangible asset and describe your major inputs and assumptions. Additionally disclose your basis for amortizing this asset and advise us.

Response: In response to the Staff’s comment, the Company refers to the disclosure on p. F-23. We respectfully advise the Staff that the management’s conclusion of no impairment of the licensed content intangible assets is based on the plan that Company intends to sell those intangible assets to an independent third party with consideration larger than its net book value in 2018, and management believes that we can close the deal in 2018, which has been disclosed on p. F-23.

In response to the Staff’s comment, the Company refers to the disclosure on page 40. The Company further advises the Staff that we amortize licensed content in cost of revenues over the contents contractual window of availability based on the expected revenue derived from the licensed content, beginning with the month of first availability, such that our revenues bear a representative amount of the cost of the licensed content.

Directors, Executive Officers and Corporate Governance
Summary of Qualifications of Current Directors, page 44

11.	Please confirm that the disclosures here have been updated as applicable to account for your planned Fintech operations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company confirms that the Management Summary of Qualifications of Current Directors on page 46 is current.

Revenue Recognition, page F-12

12.	Please describe your revenue arrangements for consumer electronics e-commerce and smart supply chain management operations and trading platforms in order that your investors may better understand how the underlying sales transactions evolve and how you earn revenues.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-12.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 28, 2018
Page Five

Accounts Receivable, page F-22

13.	We note your “revenue from related party” on page F-4. Please disclose the receivable amounts due from such related party and the manner of settlement. Refer to paragraphs 50-1(d) and 50-2 of ASC 850-10.

Response:

In response to Staff’s comment, the Company has added disclosure on page F-29, under the subtitle “Crude Oil Trading.”

The Company respectfully advises the Staff that receivable amounts due from such related party is nil as of December 31, 2017 as the Company already collected all billings from this related party.

12. Related Party Transactions, page F-26

14.	Please clarify how the disposal of Zhong Hai Shu Xun Media impacted your Legacy YOD business. Further, please explain why the licensed content did not convey with the disposal transaction.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Zhong Hai Shi Xun Media is one of our three subsidiaries operating in licensed content in PRC which has been disclosed in our VIE structure section on pages F-15 to F-20, and we use these three subsidiaries to sign contracts with customer under the Company’s own direction after considering tax and administrative factors. Furthermore, all the licensed content that the Company currently has is under the Company “Seven Stars Cloud Group, Inc.” Therefore, the disposal of Zhong Hai Shi Xun Media has no financial impact on our legacy YOD business.

The Company further respectfully advises the Staff that the Company considered the applicable clause under ASC 205-20-45-1B and 1C which states:

“a disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results…”

“Examples of a strategic shift that has (or will have) a major effect on an entity’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity.”

As stated above, the disposal of Zhong Hai Shi Xun has no operational or financial impact with respect to our YOD business, and in fact, as contracted with Yanhua in early December 2016, in order to offset losses from high upfront minimum guarantee licensing fees to studios, the Company announced a change to its business model with the Yanhua Operating Partnership, where Yanhua will act as the exclusive distribution operator (within the territory of the People's Republic of China) of the Company's licensed library of major studio films in five years, and the Company will continue to partner with Yanhua regardless of this disposal of Zhong Hai Shi Xun.

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 28, 2018
Page Six

Therefore, the disposal of Zhong Hai Shi Xun did not represent a strategic shift as it will not have a major effect on the Company’s operations and financial results.

15.	In order that your investors may better understand the significance of your transactions with related parties, please summarize the dollar amounts of the transactions reported hereunder for each of the periods for which income statements are presented and the respective income statement captions. Refer to ASC 850-10-50-1(C).

Response: In response to Staff’s comment, the Company has added a table on page F-27.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 503-9812.

Sincerely,

/s/ William N. Haddad
William N. Haddad